UNITED STATES OF AMERICA before the SECURITIES AND EXCHANGE COMMISSION	File No. 812-13857

In the Matter of CENTRAL SECURITIES CORPORATION
Amendment No. 1 and restatement of the Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 Granting an Exemption from Sections 18(d) and 23(a) and (b) of the Act, Pursuant to Section 23(c)(3) of the Act Granting an Exemption from Section 23(c) of the Act, and Pursuant to Rule 17d-1 Under the Act to Permit Certain Joint Transactions Otherwise Prohibited by Section 17(d) of the Act

Please direct all communications regarding this Application to:

Marlene A. Krumholz Vice President and Secretary Central Securities Corporation 630 Fifth Avenue New York, New York 10111 (212) 698-2020

with copies to:

William Greason Kevin C. Smith Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5100

Page 1 of   67  pages (including exhibits).

TABLE OF CONTENTS

Page

I.	INTRODUCTION	1

II.	BACKGROUND INFORMATION CONCERNING THE APPLICANT	3

III.	REASONS FOR REQUEST	4

IV.	DESCRIPTION OF THE PLAN	4
A.	Administration and Specifications of the Plan.	6
B.	Shares Available Under the Plan.	7
C.	Dilution Resulting from the Plan.	8
D.	Awards under the Plan.	9
1.	Types of Awards.	9
2.	Performance Awards.	11
3.	Non-employee Director Awards.	12
E.	Operation of the Plan.	12

V.	APPLICABLE STATUTORY PROVISIONS	14
A.	Section 18(d) and Sections 23(a), (b) and (c).	14
B.	Section 17(d) and Rule 17d-l.	16

VI.	DISCUSSION OF AUTHORITIES	17
A.	Prior Commission Orders and Regulations.	18
1.	Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies.	18
2.	Orders and Regulations Relating to Use of Equity-Based Compensation by SBICs.	21
3.	Statutory Provisions Relating to Use of Equity-Based Compensation by BDCs.	22
B.	Standards for Exemption Under Section 6(c).	26
1.	Necessary or Appropriate in the Public Interest.	26
2.	Consistency with the Protection of Investors.	28
3.	Consistency with the Purposes of the Act.	35
C.	Standards for Relief Under Section 17(d) and Rule 17d-1Thereunder.	36
D.	Standards for Exemption Under Section 23(c)(3).	37

VII.	CONDITIONS	38

VIII.	ADDITIONAL INFORMATION	41

IX.	AUTHORIZATION AND COMPLIANCE WITH RULE 0-2 UNDER THE INVESTMENT COMPANY ACT OF 1940	42

i

EXHIBITS

Exhibit A:	Central Securities Corporation 2011 Incentive Compensation Plan

Exhibit B:	Authorization of Central Securities Corporation

Exhibit C:	Verification of Central Securities Corporation

ii

I.  INTRODUCTION

Central Securities Corporation, a Delaware corporation ("Central"), an internally-managed, closed-end investment company registered under the Investment Company Act of 1940 (the "Act"),1 hereby submits this application (the "Application") to the Securities and Exchange Commission (the "Commission") for an order (the "Order") pursuant to Section 6(c) of the Act granting an exemption from Sections 18(d) and 23(a) and (b) of the Act, pursuant to Section 23(c)(3) of the Act granting an exemption from Section 23(c) of the Act, and pursuant to Rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Section 17(d) of the Act.  Central is sometimes referred to in this Application as the "Applicant".
This Application is for an Order granting relief to permit the adoption of the Central Securities Corporation 2011 Incentive Compensation Plan (the "Plan"), substantially in the form attached as Exhibit A.
The Plan would permit the Applicant to issue restricted shares of common stock ("Restricted Stock"), restricted stock units ("Restricted Stock Units"), shares of common stock granted as a bonus ("Bonus Stock"), and awards denominated in cash

1	Unless otherwise indicated, all Section references are to the Act.

("Cash Awards")2, (collectively, "Awards"), to Eligible Persons3, subject to the terms and conditions discussed below.  In addition, the Plan would permit dividend equivalents to be awarded in connection with any Awards under the Plan while the Awards are outstanding or otherwise subject to a restriction period on a like number of shares of common stock, par value $1.00 per share, of Central ("Shares").  Furthermore, any Award may be subject to performance conditions as may be specified by the Committee.
The adoption of the Plan and its operation raise issues under Sections 17(d), 18(d) and 23(a), (b) and (c) of the Act and Rule 17d-l thereunder.
As discussed in greater detail below, the Applicant notes that the relief sought in this Application is largely similar to the relief provided to The Adams Express Company ("Adams") and Petroleum & Resources Corporation ("PRC", and together with Adams, the "2005 Applicants") in an order granted to the 2005 Applicants by the Commission on March 8, 2005 (the "2005 Order") and to Baker, Fentress & Company ("Baker Fentress") in an order granted to Baker Fentress by the Commission on

2	To the extent that a Cash Award is settled in cash the Applicant is not requesting any relief hereunder.

3
"Eligible Persons" is defined to mean full-time employees, including officers, of the Applicant and its subsidiaries, and directors of the Applicant who at the time an Award is to be granted under the Plan are not employees of the Company or any of its subsidiaries ("Non-employee Directors").

December 22, 1998 (the "1998 Order").  The Applicant believes that the facts and circumstances relating to the 2005 Order and the 1998 Order are substantially similar to the facts and circumstances relating to the relief sought in this Application with respect to Central.

II.  BACKGROUND INFORMATION CONCERNING THE APPLICANT

The Applicant has been engaged in business as an internally-managed, closed-end investment company since 1929 and is a registered closed-end investment company under the Act.  Central's principal business is the ownership and management of its investment portfolio, which consists predominantly of equity securities, both publicly-traded and privately held.
Central is currently authorized to issue thirty million (30,000,000) Shares.  As of June 22, 2011, 22,779,391 Shares were outstanding.  These Shares are listed on the NYSE Amex and are held by approximately 7,800 beneficial owners.  In addition, Central has four million (4,000,000) authorized and unissued shares of preferred stock, without par value.  Central does not have any other securities outstanding.
As of the date of this Application, Central has six directors and six employees (including three officers, one of whom is also a director and "interested person" of Central as defined in Section 2(a)(19) of the Act).  Five of Central's directors are neither officers nor employees of Central and are not "interested persons" as defined in Section 2(a)(19) of the Act ("Non-interested Directors").

III.  REASONS FOR REQUEST

Because the investment management business is highly competitive, the Applicant believes that its successful operation will depend on its ability to attract, motivate and retain its professional staff with competitive compensation packages similar to those offered by its competitors.  Many of the companies with whom the Applicant competes for management talent are not registered investment companies subject to the restrictions of the Act and are thus able to offer their directors, officers and other personnel various types of non-cash, deferred compensation, including opportunities for equity participation in the enterprise, as well as cash incentive and performance based compensation.
In their application for the relief provided by the 2005 Order, the 2005 Applicants noted the severe competitive disadvantage they would suffer if they were not permitted to provide equity-based compensation.  The Applicant believes that it could suffer a similar disadvantage unless the Order sought in this Application is granted.

IV.  DESCRIPTION OF THE PLAN

The relief sought in the Application would:

•	permit the Applicant to adopt and operate the Plan, pursuant to which incentive compensation based on Shares could be granted to Eligible Persons;

•	permit the Applicant, pursuant to the Plan, to issue Awards that expire later than 120 days after their issuance and that are not issued exclusively and ratably to its existing stockholders;

•	permit the Applicant, pursuant to the Plan, to issue its securities for services;

•	permit the Applicant, pursuant to the Plan, to issue Shares to Eligible Persons at a price below the stock's net asset value on the date of issue;

•	permit the Applicant, pursuant to the Plan, to repurchase its securities from participants in the Plan; and

•
permit the Applicant, pursuant to the Plan, to pay performance-based compensation in Shares, including compensation satisfying the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

The Plan, in its proposed form (substantially in the form attached as Exhibit A), has been approved by the Applicant's board of directors (the "Board"), including a majority of the Non-interested Directors, which directed the filing of this Application with the Commission.  To the extent any material revisions are made to the proposed form of the Plan before its becoming final, the revised form of the Plan will be subject to final approval by the Board, including a majority of the Non-interested Directors.  Subject to receipt of the Order, the Board is expected to approve the submission of the Plan, in its final form, to stockholders for approval at the Applicant's annual meeting expected to be held in March 2012 or as soon thereafter as practicable.  The Plan, in its final form, will become effective upon approval by stockholders.  In addition, the Applicant will submit the Plan to stockholders for approval once every five years.

A.      Administration and Specifications of the Plan.

The Plan will be administered by a committee comprised of members of the Board, which committee will be established prior to the effectiveness of the Plan (the "Committee").  The Committee will be composed solely of three or more directors who (i) are not "interested persons" of the Applicant as defined in Section 2(a)(19) of the Act, (ii) are "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act") and (iii) are "outside directors" as defined under Section 162(m) of the Code.
The Plan permits the Committee to approve and recommend to the Board, and the Board has the full and final authority to ratify, grants of Awards.
Grants under the Plan may be made only to Eligible Persons.4  In any thirty-six month period during which the Plan is in effect, an Eligible Person may not be granted Awards under the Plan relating to more than 250,000 Shares.  This limitation is intended to meet the technical requirements imposed by the Code.  In any event, no Eligible Person  may be granted Awards denominated by reference to Shares, or be issued Shares in settlement of Awards not initially denominated by reference to Shares, that in the aggregate exceed 35% of the Shares initially reserved for issuance under the

4	Any future subsidiaries will comply with the terms and conditions of any order granted pursuant to this application.

Plan, subject to adjustment under the Plan.  Cash Awards that are settled in cash will not count against the limit described in the preceding sentence.5
The type and amount of awards that may be made to Non-employee Directors under the Plan are limited and are described below.

B.	Shares Available Under the Plan.

The total number of Shares reserved and available for delivery in connection with Awards under the Plan (other than any Shares issued in payment of dividend equivalents) is 1,000,000 Shares, which as of June 22, 2011, represents 4.39% of the outstanding Shares.  This limitation is consistent with the 4% threshold approved by the Commission in the 2005 Order and is significantly lower than the 10% threshold approved by the Commission in the 1998 Order.
In the event that a dividend, capital gain distribution or other distribution, recapitalization, forward or reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction affects the common stock of the Applicant, then the Committee will, in such manner as it may deem equitable, adjust any or all of (i) the aggregate number of Shares subject to the Plan; (ii) the number and kind of Shares which

5	The amount that may be paid to any one Eligible Person with respect to Cash Awards may not exceed $3,000,000 with respect to any fiscal year.

may be delivered under the Plan; (iii) the number and kind of Shares by which per-person Award limitations are measured; and (iv) the number and kind of Shares subject to or deliverable in respect of outstanding Awards.  In addition, after the occurrence of any such corporate transaction, the Committee will also have the authority to make provision for payment of cash or other property in respect of an Award.
In addition, the Plan provides that Shares subject to Awards under the Plan that are canceled, expired, forfeited, settled in cash or otherwise terminated without a delivery of Shares to an Eligible Person, plus (i) the number of Shares withheld in payment of any taxes relating to any Award and (ii) the number of Shares surrendered in payment of any taxes relating to any Award, will again be available for Awards under the Plan, except that if any such Shares could not again be available for Awards to a particular Eligible Person under any applicable law or regulation, such Shares will be available exclusively for Awards to Eligible Persons who are not subject to such limitation.

C.	Dilution Resulting from the Plan.

The maximum potential dilution to the Applicant's stockholders (in terms of net asset value per share) that would result from grants of Awards under the Plan would be approximately 4.21%.  This assumes that immediately after the effective date of the Plan, Awards covering all shares of the Applicant's stock available under the Plan are granted as Restricted Stock (which will have the same potential dilutive impact on the Applicant's stock as would the issuance of the Applicant's common shares).

D.      Awards under the Plan.

1.	Types of Awards.

The Plan is flexible and permits the Committee, subject to ratification by the Board, to grant various types of Awards to Eligible Persons (other than Non-employee Directors), subject to the limitations summarized below.  Grants under the Plan to Non-employee Directors are limited to those described in Section IV.D.3 below:

•
Restricted Stock.  The Plan permits the Committee to make grants of Restricted Stock to Eligible Persons.  Restricted Stock is stock that is subject to restrictions on transferability, risk of forfeiture and/or other restrictions.  Except to the extent restricted under the terms of the Plan and any Award agreement relating to the Restricted Stock, an Eligible Person granted Restricted Stock has all the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends.  During the restricted period applicable to the Restricted Stock, the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Eligible Person.  Except as the Committee determines otherwise, restrictions on Restricted Stock will lapse in three equal installments after each of the first, second and third anniversaries of the date of grant, subject to the Eligible Person's continued employment or service with the Applicant.  Except as the Committee determines otherwise, effective immediately after termination of an Eligible Person's employment during the applicable restriction period, Restricted Stock that is at that time subject to restrictions will be forfeited and reacquired by the Applicant, provided that the  Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

•
Restricted Stock Units.  The Plan permits the Committee to make grants of Restricted Stock Units to Eligible Persons.  Restricted Stock Units represent rights to receive stock and are subject to certain restrictions and a risk of forfeiture.  Except as the Committee determines otherwise, restrictions on Restricted Stock Units will lapse and stock in respect of the Eligible Person's Restricted Stock Units will be delivered to the Eligible

Person in three equal installments after the first, second and third anniversaries of the date of grant, subject to the Eligible Person's continued employment or service with the Applicant.  Except as the Committee determines otherwise, effective immediately after termination of a Eligible Person's employment or service during the applicable restriction period, Restricted Stock Units that are at that time subject to restrictions will be forfeited and reacquired by the Applicant, provided that the Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.

•
Bonus Stock.  The Plan permits the Committee to make grants of Bonus Stock.  Except as otherwise determined by the Committee, Bonus Stock will vest immediately and shall not be subject to any restrictions.

•
Cash Awards.  The Plan permits the Committee to grant Cash Awards.  A Cash Award confers on the Eligible Person to whom it is granted a right to receive cash (subject to the last sentence hereof), the amount of which may be based on the achievement, over a specified period of time, of performance goals.  Cash Awards may be satisfied in cash, by delivery of the number of Shares valued at the Fair Market Value6 on the payout date (or, in the discretion of the Committee, the day immediately preceding that date), or a combination thereof, as determined by the Committee at the date of grant or thereafter.

6
For purposes of the Plan, "Fair Market Value" means the mean of the high and low sale prices of Shares as reported on the NYSE Amex (or such other national securities exchange or automated inter-dealer quotation system on which the Shares have been duly listed and approved for quotation and trading) on the relevant date, or if no sale of Shares is reported for such date, the next preceding day for which there is a reported sale.

  In addition, the Plan permits, to the extent provided for in an Award agreement, recipients of Awards to receive dividend equivalents in respect of such Awards or any portion thereof as specified in such Award agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of Shares.  Any such dividend equivalents will be paid in Shares, cash or a combination thereof as and when provided for in an Award agreement.

2.	Performance Awards.

The right of an Eligible Person to receive a settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee.  "Performance Awards" are defined under the Plan as Awards granted to Eligible Persons that are conditioned upon satisfaction, during a period of at least one year but no more than ten years, of performance criteria established by the Committee.  Unless the Committee determines that a Performance Award should not qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant and/or settlement of such Award will be contingent upon the achievement of pre-established performance goals, which will consist of one or more business criteria set by the Committee and a targeted level or levels of performance.  The performance goals will be objective and will otherwise meet the requirements of Code Section 162(m), including the requirement that the level or levels of performance targeted by the Committee results in the achievement of performance goals being "substantially uncertain".  Achievement of a performance goal may be measured over a performance period of up to ten years for a Performance Award.  The Committee may reduce the amount of a payment to be made in connection with a Performance Award, but may not increase such amount unless the Committee determined at the time of grant that the Award was not intended to qualify as "performance based compensation" for purposes of Code Section 162(m).

3.	Non-employee Director Awards.

Immediately following each annual meeting of stockholders, each Non-employee Director who is elected a director at, or who was previously elected and continues as a director after, that annual meeting shall receive an award of 500 shares of vested Bonus Stock without restrictions.  At the effective date of any Non-employee Director's initial election to the Board, the Non-employee Director will be granted 500 shares of vested Bonus Stock without restrictions.

E.	Operation of the Plan.

In the discretion of the Committee and at any time as the Committee deems appropriate, an Award may be granted (subject to final ratification by the Board) either alone or in addition to or in substitution or exchange for (these Awards are commonly known as "stand alone", "additional" and "substitute" Awards), any other Award or any award granted under another plan of the Applicant, any subsidiary of the Applicant, or any business entity to be acquired by the Applicant or any subsidiary of the Applicant, or any other right of an Eligible Person to receive payment from the Applicant or any subsidiary of the Applicant.  If an Award is granted in substitution or exchange for another Award or award, the Committee will require the surrender of such other Award or award in consideration for the grant of the new Award.
Except as otherwise determined by the Committee, a grant of Restricted Stock or Restricted Stock Units will become settleable in three equal installments after each of the first, second and third anniversaries of the date of grant (provided the Eligible Person continues to be employed by the Applicant).
Subject to the terms of the Plan and any Award agreement, payments to be made by the Applicant upon the settlement of an Award may be made in such forms as the Committee will determine (subject to applicable legal restrictions), including, without limitation, cash or stock, and may be made in a single payment or transfer, in installments or on a deferred basis.  The Committee may accelerate the settlement of any Award and pay cash in lieu of delivering stock in connection with such settlement.
Generally, Awards are not transferable, except to a beneficiary upon an Eligible Person's death or by will or the laws of descent and distribution, and each Award generally must be settled by an Eligible Person during the Eligible Person's lifetime.  While the Committee has the power to permit broader transfers, this authority is limited to circumstances in which an Eligible Person desires to make a transfer to a family member, family trust or family partnership to facilitate estate planning.  In addition, Awards may be transferred pursuant to a qualified domestic relations order.
Although the Board may amend or terminate the Plan or the Committee's authority to recommend grants of Awards under the Plan at any time, it may not adversely change the terms of any Award previously granted to an Eligible Person without the Eligible Person's consent.  Adoption of the Plan is subject to final approvalby the Board and approval of the Applicant's stockholders.  In addition, any amendment to the Plan will be subject to the approval of the Applicant's stockholders to the extent such approval is required by applicable laws or regulations, including exchange rules, or as the Board otherwise determines.  The Board is required to review the Plan at least annually.

V.  APPLICABLE STATUTORY PROVISIONS

The provisions of the Act set forth below and the applicable rules thereunder currently operate to prohibit the Applicant from granting Awards to Eligible Persons.
A.	Section 18(d) and Sections 23(a), (b) and (c).
Section 18(d) of the Act prohibits any registered management investment company from issuing warrants or rights to subscribe to or purchase its securities, except those issued ratably to a class of the company's security holders with an exercise period of up to 120 days or in exchange for warrants in connection with a reorganization.  The Applicant's granting of certain Awards to Eligible Persons would not satisfy these statutory exceptions because no corresponding warrants or rights would be issued to the Applicant's stockholders and because the Awards would not be issued in connection with a reorganization.  Consequently, the granting of such Awards is expressly prohibited by this section.

Issuance of Awards to Eligible Persons also would be prohibited under Section 23 of the Act.  Section 23(a) generally prohibits a registered closed-end investment company from issuing any of its securities for services or for property other than cash or securities.  Section 23(b) prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock's current net asset value, except with the consent of a majority of the company's common stockholders at the time of issuance or under certain other enumerated circumstances not applicable to the securities transactions that are the subject of this Application.
Because Awards are forms of compensation, issuance of stock-based Awards to Eligible Persons would constitute the issuance of securities for "services" and, therefore, absent an exemption, would fall within the prohibitions of Section 23(a).  Additionally, Awards based on common stock of the Applicant are generally valued at Fair Market Value.  The stock of the Applicant has often traded at a discount to its net asset value, and the Applicant expects that its stock may continue to do so.
Section 23(c) generally prohibits a registered closed-end investment company from purchasing any securities of which it is the issuer except in the open market, pursuant to tenders, or "under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased".  No rule of the

Commission addresses repurchases in connection with the vesting of restricted stock, restricted stock units or any other equity-based forms of compensation.  Thus, to the extent that the withholding of Shares by the Applicant or the delivery of Shares by the Eligible Person in satisfaction of withholding taxes is considered to be a "purchase" by the Applicant of its own securities, Section 23(c) would prohibit the transaction.
B.	Section 17(d) and Rule 17d-l.
Section 17 of the Act establishes standards and requirements for transactions between registered investment companies and certain affiliates.  Section 17(d) of the Act and Rule 17d-1(a), taken together, generally prohibit an affiliated person of a registered investment company (a "first-tier affiliate"), or an affiliated person of such affiliated person (a "second-tier affiliate"), from participating in, or effecting a transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the registered investment company is a participant unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order.  Paragraph (c) of Rule 17d-1 defines "joint enterprise or other joint arrangement or profit-sharing plan" to include "any written or oral plan . . . whereby a registered investment company or a controlled company thereof and any affiliated person . . . have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan. . . ."  Section 2(a)(3) of the Act defines an "affiliated person" of another person to include, among others, (i) any person directly or indirectly owning, controlling, or holding with power to vote, five percent or more of such other person's outstanding voting securities; (ii) any person five percent or more of whoseoutstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (iii) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (iv) any officer, director, partner, copartner or employee of such other person; or (v) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof.
Because all Eligible Persons are either directors, officers or employees of the Applicant, the Eligible Persons fall within the scope of Section 17(d) and Rule 17d-1 and, consequently, are prohibited from participating in the Plan, absent grant of the relief sought in this Application.

VI.  DISCUSSION OF AUTHORITIES
The provisions of the Act and the rules thereunder outlined above preclude the Applicant from granting equity-based Awards to Eligible Persons absent relief from the Commission.  For the reasons set forth below, the Applicant believes that the requested Order would be in the best interests of the Applicant and its stockholders and meets the standard for relief under the Act.  Moreover, the grant of the Order would be consistent with other longstanding Commission orders and regulations concerning equity-based and other incentive compensation.  The Applicant submits that the forms of Awards that the

Applicant may grant under the Plan do not present any issues that are not presented by the precedents discussed below.
A.      Prior Commission Orders and Regulations.
The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies, small business investment companies ("SBICs") and business development companies ("BDCs"), to offer their employees equity-based compensation as well as incentive and performance-based cash compensation and to offer their disinterested directors equity-based compensation.  The Applicant believes that the ability to offer these types of compensation is as necessary for Central to attract and retain management talent as it was for the other investment companies for whom Congress or the Commission has granted relief.

1.	Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies.
The important role that equity compensation such as restricted stock can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally-managed, closed-end investment companies.
Most significantly, in 2005 the Commission granted the 2005 Order, recognizing that the adoption of an equity-based compensation plan such as the one approved by the 2005 Applicants "is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act".  See In the Matter of The Adams Express Company, et al., Investment

Company Act Release No. 26780 (March 8, 2005).  The relief sought in this Application,and the Plan to be adopted by the Applicant if the Commission issues the requested Order, are substantially similar to the application for the 2005 Order and the plan approved by the 2005 Applicants pursuant thereto.  The principal differences are:
•
the Plan provides for grants of Bonus Stock and Cash Awards and does not provide for grants of stock options, stock appreciation rights or deferred stock units to Eligible Persons (whereas the plans adopted by the 2005 Applicants did not provide for grants of bonus stock or cash performance awards but did provide for grants of stock options, stock appreciation rights and deferred stock units); and

•
the Plan provides that 500 shares of vested Bonus Stock without restrictions will be granted to each Non-employee Director annually and at the effective date of his or her initial election to the Board (whereas the plans adopted by the 2005 Applicants provided for a fixed number of initial and annual restricted stock units, together with dividend equivalents with respect thereto, to disinterested directors).

In 1998, the Commission issued the 1998 Order which granted Baker Fentress exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b) and (c) of the Act and Rule 17d-1 under the Act.  See In the Matter of Baker, Fentress & Company, Investment Company Act Release No. 23619 (December 22, 1998).  The plan approved by Baker Fentress pursuant to the 1998 Order was a broad equity-based compensation plan that included the issuance of restricted stock and bonus stock, as well as cash performance awards, to its employees and is substantially similar to the Plan to be adopted by the Applicant if the Commission issues the requested Order.  The principal differences are:
•
the Plan provides for grants of Restricted Stock Units and does not provide for grants of stock options, stock appreciation rights or deferred stock to Eligible Persons (whereas the plan adopted by Baker Fentress did not provide for grants of restricted stock units but did provide for grants of stock options, stock appreciation rights and deferred stock); and

•
the Plan provides that 500 shares of vested Bonus Stock without restrictions will be granted to each Non-employee Director annually and at the effective date of his or her initial election to the Board (whereas the plan adopted by Baker Fentress provided for a fixed number of initial and annual option grants to disinterested directors).

On June 21, 1985, the Commission issued an exemptive order (the "1985 Order") granting exemptions from Sections 17(d), 18(d) and 23(a), (b) and (c) of the Act to permit internally-managed, closed-end investment company members of the Association of Publicly Traded Investment Funds ("APTIF") to offer their employees, including certain employees of their wholly-owned subsidiaries, equity compensation in the form of stock options and stock appreciation rights, subject to the representations and conditions set forth in APTIF's application for exemption, as amended.  Association of Publicly Traded Investment Funds, Investment Company Act Release Nos. 14541 (May 28, 1985) and 14594 (June 21, 1985).
In order to serve the broader goals of the Plan, the Plan's terms (like the terms of the plans approved by the Commission under the 1998 Order and the 2005 Order) are more flexible and permit types of equity-based compensation not available under the 1985 Order.  Although the plans permitted under the 1985 Order contain different methods of providing equity-based compensation than those contemplated by the Plan, the fundamental purpose of each is similar — awarding individuals equity-based compensation for competitive purposes — and each is deemed ultimately to benefit the stockholders of the underlying investment company.
The Commission's recognition of the importance to internally-managed, closed-end registered investment companies of the ability to offer equity-based incentive compensation is further evidenced by its grant of exemptive relief to Bando McGlocklin Capital Corporation from Sections 17(d), 18(d) and 23(a), (b) and (c) of the Act and the rules thereunder to the extent necessary to permit it to offer its employees incentive stock options within the meaning of Section 422 of the Code.  See Bando McGlocklin Capital Corporation, Investment Company Act Release Nos. 17837 (November 1, 1990) and 17879 (November 27, 1990).

2.	Orders and Regulations Relating to Use of Equity-Based Compensation by SBICs.

Even before the 1985 Order, the Commission recognized the important role that stock options can play in attracting and retaining qualified personnel with respect to SBICs.  In 1971, the Commission granted an exemption under Section 6(c) of the Act to permit SBICs registered under the Act as closed-end investment companies to issue "qualified" stock options (the predecessors of incentive stock options) to their employees.  See National Association of Small Business Investment Companies, Investment Company Act Release No. 6523 (May 14, 1971).  (The order issued to the National Association of

Small Business Investment Companies ("NASBIC") is hereinafter referred to as the"NASBIC Order".)7  In taking this action, the Commission acknowledged the claims of the applicant, NASBIC, that stock options were a widely used form of management compensation and that the inability of registered SBICs to offer such options had placed them at a competitive disadvantage in the personnel market and was responsible, in part, for their inability in certain instances to attract and retain high level officers, thereby imposing a serious burden upon registered SBICs.

3.	Statutory Provisions Relating to Use of Equity-Based Compensation by BDCs.

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel, including disinterested directors, in the Small Business Investment Incentive Act of 1980 (the "1980 Amendments").  The 1980 Amendments to the Act permit BDCs to issue to their directors, officers, employees and general partners warrants, options and rights to

7
The NASBIC Order exempted stock options granted by SBICs from the provisions of Sections 18, 19 and 23 of the Act.  Because a question remained as to whether an SBIC seeking to rely on the NASBIC Order was required to file an application for an exemptive order under Rule 17d-1, the Commission promulgated Rule 17d-1(d)(4) in 1974 to permit the grant of such options without a prior Commission order.  See Adoption of Amendment to Rule 17d-1, Under the Investment Company Act of 1940 Exempting Certain Transactions Involving Registered Investment Companies, including SBIC Stock Option Plans, from the Application Requirements of the Rule, Investment Company Act Release No. 8542 (October 15, 1974).

purchase voting securities of such companies pursuant to executive compensation plans(See Section 61(a)(3)(B) of the Act).  Securities granted pursuant to Section 61(a)(3)(B) to a BDC's officers and employees are subject to the restrictions noted below.  Also noted are the corresponding provisions of the Plan.
Restrictions Applicable to BDCs	Restrictions in the Plan
1. The securities must expire by their terms within 10 years.	This is not applicable to the Plan, as neither stock options nor stock appreciation rights may be granted under the Plan.
2. The exercise price must not be less than the current market value of the underlying stock at the date of issuance or, if no such market value exists, the current net asset value of such stock.	This is not applicable to the Plan, as neither stock options nor stock appreciation rights may be granted under the Plan.
3.     The plan pursuant to which the options are to be issued must be authorized by the BDC's stockholders and by a majority of the disinterested directors who are not "interested persons" of the BDC on the basis that such issuance is in the best interests of the BDC and its stockholders.

The Plan will be submitted to the Applicant's stockholders for approval, and pursuant to this Application is being submitted to the Commission for exemptive relief.  The Plan has also been approved by the Board, including a majority of the Non-interested Directors of the Applicant.  To the extent any material revisions are made to the proposed form of the Plan before its becoming final, the revised form of the Plan will be subject to final approval by the Board, including a majority of the Non-interested Directors.  The Plan will be administered by the Committee, all of the members of which are Non-interested Directors who also meet the applicable requirements of Treasury Regulation § 1.162-27(e)(3) and Rule

Restrictions Applicable to BDCs	Restrictions in the Plan
16b-3(b)(3) under the Exchange Act.
4. The options may not be transferable except by gift, will or intestacy.
The Plan does not permit the grant of stock options, but transferability of Awards is restricted to transfers to an Eligible Person's specified beneficiaries or by will or the laws of descent and distribution.  Although the Committee has the power to authorize broader transfers, this authority is limited to transfers to facilitate estate planning.  Awards may also be transferred pursuant to a qualified domestic relations order.  These limitations on the Committee's authority to authorize transfers should eliminate the risk that the Awards will be held by persons other than the Eligible Person (or the Eligible Person's family, family trust or family partnership).

5. The BDC may not have a profit sharing plan.
The Applicant does have a qualified profit sharing plan in place and this plan would continue in place when the Plan becomes effective.  The Applicant notes that the Commission amended the 1985 Order to permit the applicants to have plans qualified under Section 401(a) of the Code as well as the stock incentive plans originally authorized.  See Association of Publicly Traded Investment Funds, Investment Company Act Release Nos. 15439 (November 26, 1986) and 15496 (December 23, 1986).

6. The amount of voting securities that would result from the exercise of all outstanding warrants, options and rights issued to the BDC's directors,	The Plan would impose a limit of 1,000,000 shares of the Applicant's outstanding voting securities, which as of June 22, 2011, represents 4.39% of

Restrictions Applicable to BDCs	Restrictions in the Plan
officers, employees and general partners may not exceed 25% of the BDC's outstanding voting securities.	the outstanding Shares.

As the above comparison shows, the Awards to be granted pursuant to the Plan would satisfy in substance all of the foregoing conditions.
Furthermore, in recognition of the importance of the ability to offer equity-based compensation, the Commission has granted exemptive relief to permit closed-end, non-diversified management companies, which were licensed as SBICs and were operated in compliance with the Act's requirements for BDCs, to: adopt (i) stock option plans for their officers and employees (See, e.g., Capital Southwest Corporation, Investment Company Act Release Nos. 14031 (July 12, 1984) and 14086 (August 7, 1984); Greater Washington Investors, Inc., Investment Company Act Release Nos. 13828 (March 16, 1984) and 13880 (April 11, 1984); Narragansett Capital Corporation, Investment Company Act Release Nos. 12343 (March 31, 1982) and 12396 (April 22, 1982)) and (ii) restricted stock plans for their officers and employees (See, e.g., MCG Capital Corporation, Investment Company Act Release Nos. 27258 (March 8, 2006) and 27280 (April 4, 2006); Hercules Technology Growth Capital, Inc., Investment Company Act Release Nos. 27815 (May 2, 2007) and 27838 (May 23, 2007); Kohlberg Capital Corporation, Investment Company Act Release Nos. 28168 (Feb. 25, 2008) and 28199 (Mar. 24, 2008)).

B.      Standards for Exemption Under Section 6(c).
Section 6(c) of the Act, which governs the Applicant's request for exemptive relief from Sections 18, 23(a) and 23(b), provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the Act if, and to the extent that, such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act's policy and provisions.
1.	Necessary or Appropriate in the Public Interest.
As indicated in Section VI.A. above, both the Commission and Congress have long recognized the importance of equity-based compensation, such as restricted stock, in attracting and retaining qualified personnel.  The Applicant submits that maintaining the ability of an investment company in the Applicant's situation to attract and retain highly qualified personnel is in the public interest, including the interests of the Applicant's stockholders.  The Applicant competes for talented personnel primarily with banks, investment management firms and other financial services companies that frequently are not investment companies registered under the Act.  These companies are able to offer all types of equity-based compensation to their employees and, therefore, have an advantage over the Applicant in attracting and retaining highly qualified personnel.  For the Applicant to compete on a more equal basis with such companies, they must have talented personnel and offer them competitive compensation packages.

In some cases, the Plan will allow the Applicant to achieve an economic objective it has the power to achieve now, but with greater protections for the Applicant.  For example, an employer's grant of restricted stock to an employee provides the same economic incentives as the employer's payment of a cash bonus coupled with a requirement that the employee use that bonus to acquire shares of the employer's stock in market transactions, which would not raise the issues presented here under the Act.  The Applicant is placed at less risk by the use of a restricted stock grant because the stock is forfeited if the Eligible Person does not fulfill the conditions of the grant.  Similarly, Restricted Stock Units are agreements to issue underlying stock at the time the shares vest and the specified restrictions or deferral periods lapse, but have additional advantages with respect to tax and accounting treatments applicable to the Applicant or the Eligible Persons.
Use of the equity-based alternatives that will be available under the Plan will enhance the ability of the Applicant to offer compensation arrangements that are attractive to Eligible Persons and more beneficial to the Applicant on a tax, accounting or cash-flow basis.  The Applicant believes that the flexibility to offer these alternative equity-based incentive compensation arrangements is essential to the Applicant's ability to compete.

2.      Consistency with the Protection of Investors.
The proposed limitations on the requested exemptive order will ensure that the granting of such exemptions would be consistent with the protection of the Applicant's investors.
Under the Act, investors are protected against dilution of their pro rata voting and equity interests by Section 18(d) and, for investors in closed-end investment companies, by Sections 23(a) and (b).  Section 18(d) expressly prohibits registered investment companies from issuing most types of rights to purchase securities, and Sections 23(a) and (b), respectively, prohibit closed-end investment companies from issuing any securities for services and from selling common stock at a price below the stock's current net asset value.
The Applicant's analysis of the impact of the Plan on existing stockholders' interests indicates that the maximum potential dilution to the Applicant's stockholders (in terms of net asset value per share) resulting from the grant of Awards under the Plan would be approximately 4.21%.8,  The Applicant believes that the potential dilutive impact would not be significant, particularly if the establishment of the Plan attracts

8	This assumes that, immediately after the effective date of the Plan, Awards covering all shares of stock of the Applicant available under the Plan are granted as Restricted Stock.

talented professionals who enhance management of the Applicant's assets, thus increasing the value of the Applicant's assets and enhancing stockholders' interests.
Even if there is net dilution of existing stockholders' interests from the issuance of Awards (including Restricted Stock, which will have the identical potential dilutive impact on the Applicant's stock as would the issuance of the Applicant's common shares) under the Plan, the Applicant submits that the limitations on the requested exemptive order will provide protection to investors against dilution of their pro rata interests that are similar to those the Commission has previously found consistent with the purposes and policies of the Act and are even greater than those that Congress imposed on stock options issued by BDCs.  Specifically, the dilutive effect of the Plan on the Applicant's stockholders would be balanced or limited by at least three factors.
First, the Plan and any Awards granted thereunder must be approved by a majority of Committee members who are not "interested persons" of the Applicant (as defined under the Act).  Congress apparently found this requirement persuasive in approving the 1980 Amendments.
Second, the total number of Shares that may be issued under the Plan will be 1,000,000 Shares (other than any Shares issued in payment of dividend equivalents), which as of June 22, 2011, represents 4.39% of the current outstanding Shares.  As a result, less dilution could occur under the Plan than from stock options issued by BDCs, on which Congress imposed a 25% limit on the maximum increase in the amount of voting securities that could result if all outstanding warrants, options and other rights were exercised.  Furthermore, less dilution would occur under the Plan than from stock awards that could be issued under the 1998 Order, which approved a 10% limit, or stock awards that could be issued under the 1985 Order, which approved a 7½% limit.  This limitation under the Plan is also not significantly more than the 4% threshold approved by the Commission in the 2005 Order.
Finally, the Plan will be submitted to the Applicant's stockholders for their approval or disapproval.  The proxy statement to be submitted to the Applicant's stockholders will contain a concise "Plain English" description of the respective Plan and its potential dilutive effect and will comply with Item 10 of Schedule 14A under the Exchange Act.  If the Plan is not approved by stockholders, it will not be implemented.  Thus, the Applicant's stockholders will have the opportunity to decide for themselves whether the prospective benefits offered by the Plan are worth the dilution that will result from the Plan's operation.
The existence and nature of the Awards granted will be disclosed in accordance with standards or guidelines adopted by the Financial Accounting Standards Board and the requirements of the Commission under Item 402 of Regulation S-K, Item 8 of Schedule 14A under the Exchange Act and Item 18 of Form N-2.  In addition, Central will comply with the disclosure requirements under Item 22(b)(13)(ii) of Schedule 14A under the Exchange Act, which requires a description of the Plan.9  Therefore, the Applicant concludes that the Plan will be adequately disclosed to investors and appropriately reflected in the market value of its stock.
The Applicant submits that the potential abuses and adverse effects previously thought by the Commission to be present in investment company stock options have no applicability to Awards under the Plan.  These potential abuses and adverse effects included: (i) the possibility that stock options could be granted to persons whose interests might be contrary to the interests of stockholders; (ii) the potential dilutive impact of options on stockholders; (iii) the possibility that options might facilitate a change of control; (iv) the introduction of complexity and uncertainty into the investment company's financial structure, thereby making it more difficult to appraise the value of its stock; (v) possible obfuscation of the extent of management compensation; and

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Central will comply with the amendments to the disclosure requirements for executive and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors, as adopted and applicable to closed-end investment companies registered under the Act that have not elected to be regulated as a business development company under Section 54(a) of the Act.  See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006 (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

(vi) encouragement of speculative portfolio investments at the insistence of the option holders (to increase the possibility of a rise in market price from which they might benefit).  See Variable Annuity Life Insurance Company of America, Investment Company Act Release No. 4686 (August 25, 1966) (the "VALIC decision").
Because Awards under the Plan are issuable only to Eligible Persons, Awards will not be granted to individuals with interests contrary to those of the Applicant's stockholders.  As discussed above, the Applicant also believes that, due to the limited number of shares of stock that could be granted under the Plan, the potential dilutive impact to stockholders would not be significant.  Moreover, the limited number of shares of stock that could be granted under the Plan would offer no opportunity for any change in control of the Applicant.  Furthermore, as a condition to the requested order, no individual Eligible Person may be granted Awards denominated by reference to Shares, or be issued Shares in settlement of Awards not initially denominated by reference to Shares, that in the aggregate exceed 35% of the Shares initially reserved for issuance under the Plan, subject to adjustment under the Plan.  Cash Awards that are settled in cash will not count against the limit described in the preceding sentence.  In addition, in no event may the total number of Shares with respect to which all types of Awards may be granted to an Eligible Person under the Plan exceed 250,000 shares of stock within any thirty-six month period during which the Plan is in effect.
With regard to the impact of the Plan on the clarity of the Applicant's financial structure and management compensation, the existence and nature of the Awards granted by the Applicant would be fully disclosed in accordance with the applicable standards or guidelines adopted by the Financial Accounting Standards Board and the requirements of the Commission.  These requirements would be neither so extensive nor so complex as to make the Applicant's financial statements or management remuneration more difficult to understand than those of other companies.
The Applicant believes that the possibility that Awards would encourage speculative portfolio investments is minimized by the Applicant's structure and investment style.  The Applicant has an investment philosophy with the investment objective of achieving long-term growth of capital, as opposed to short-term trading gains.  Speculative portfolio trading is inconsistent with this strategy.  Moreover, the Board consists of a super-majority of independent directors who review all stock transactions by the Applicant on at least a quarterly basis to ensure that the transactions are consistent with these investment objectives.
The Applicant's stockholders will be further protected by the conditions to the requested Order that assure continuing oversight of the operation of the Plan by the Board.  Under these conditions, the Board will review the Plan at least annually.  In addition, the Committee periodically will review the potential impact that the grant or vesting of Awards could have on the Applicant's earnings and net asset value per share, such review to take place prior to any decisions to grant Awards, but in no event less frequently than annually.  Adequate procedures and records will be maintained to permit such review.  The Committee will be authorized to take appropriate steps to ensure that neither the grant nor the vesting of Awards would have an effect contrary to the interests of the stockholders of the Applicant.  This authority will include the authority to prevent or limit the grant of additional Awards.
The Applicant believes that it is also important to note that adoption and implementation of the Plan will put it on no different footing than the vast majority of investment companies and their managers.  An externally-managed investment company receives management and other services from a manager which is a separately owned entity.  Most investment companies pay their external managers a fee which is based on the amount of the investment company's assets under management (which is not deemed to be a performance fee creating the risk of unduly speculative investment activity).  However, it is the Applicant's understanding that a large number of those external managers use performance-based or other incentive compensation arrangements, including equity-based compensation, in the compensation of their employees who in fact make decisions with respect to investment company assets.  Operation of the Plan will put the Applicant in the same position.
In addition, the Commission now has had substantial experience with equity-based incentive compensation plans adopted by closed-end investment companies, SBICs and BDCs.  The Applicant submits that this experience demonstrates that the potential adverse consequences outlined in the VALIC decision have not arisen from the implementation of equity-based compensation arrangements by investment companies.

For the foregoing reasons, the Applicant submits that any adverse impact on investors' interests protected by the Act resulting from the granting of the Order sought by this Application would be minimal and significantly outweighed by the benefits to investors that would result from permitting the Applicant to compete for top quality personnel on a more equal footing with its competitors.  In addition, equity-based compensation would more closely align the interests of Central's directors, officers and employees with those of the Applicant's stockholders.
3.	Consistency with the Purposes of the Act.
As indicated earlier, the Applicant believes it is at a disadvantage in competing with other financial services companies in attracting and retaining management personnel because it cannot currently offer the types of Awards that would be permitted under the Plan.
The Commission previously recognized similar problems in the context of SBICs in 1971 and granted a limited exemption from the Act's provisions to permit SBICs to issue qualified stock options.  Congress amended the Act in 1980 to permit BDCs also to issue stock options, subject to certain conditions and limitations.  The Commission again recognized similar problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the Act's provisions to permit certain internally-managed closed-end investment companies to issue stock options.  And, most recently in 2005, the Commission granted a limited exemption from the Act's provisions to permit the 2005 Applicants, both of which are internally-managed closed-

end investment companies (as is Central), to adopt an incentive compensation plan substantially similar to the Plan.  In all four instances, it was found that equity compensation would not offend the Act's policies and purposes.
C.	Standards for Relief Under Section 17(d) and Rule 17d-1Thereunder.
Section 17(d) of the Act and Rule 17d-1 thereunder specifically provide that the Commission may, by order upon application, grant relief from the prohibitions of Section 17(d) and the rules thereunder regarding certain joint enterprises or arrangements and profit sharing plans involving a registered investment company.  Rule 17d-1(b) further provides that, in passing upon such an application, the Commission will consider (i) whether the participation of the registered investment company in such enterprise, arrangement or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from, or less advantageous than, that of other participants.
The first standard ― consistency with the Act's policies and purposes ― is almost identical to the standards for exemptions under Section 6(c) and is already addressed in this Application.
Analysis of the second part of the Rule 17d-1 standard, of course, must recognize that because the Applicant and the Eligible Persons are in an employer/employee relationship, their respective rights and duties are necessarily different and not comparable.  However, the Applicant's participation with respect to Awards would not be "less advantageous" than that of the Eligible Persons.  Indeed, insofar as the Applicant is concerned, Awards are not radically different from the other commonly used forms of employee compensation, such as bonuses, that raise no issues under Section 17(d) or Rule 17d-1.  Any advantage to Eligible Persons resulting from any tax or other benefits they may receive from deferred receipt of compensation or from having the amount of compensation depend upon improved performance of the Applicant's common stock would be more than outweighed by the Applicant's enhanced ability to attract and retain highly qualified personnel.  The Plan, although benefiting the Eligible Persons and Central in different ways, are in the interests of Central's stockholders because the Plan will help it attract, motivate and retain talented professionals and help align the interests of employees with those of its stockholders.
D.	Standards for Exemption Under Section 23(c)(3).
Section 23(c)(3) permits a closed-end investment company to purchase securities of which it is the issuer "under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased".  As noted in this Application, the payment of taxes with previously acquired stock of the Applicant or with shares withheld by the Applicant might be deemed a "purchase" by the Applicant of its own securities within the prohibition of Section 23(c).  Although, pursuant to the terms of the Plan, the Applicant may purchase its securities only from Eligible Persons, the Applicant submits that any such purchase will be made in a manner that does not unfairly discriminate against other stockholders.  Such purchase may be made only as permitted by the Plan, which will have been approved by such stockholders.  As noted above, all purchases of the Applicant's stock would be at Fair Market Value, defined in the Plan as the mean of the high and low sale prices of Shares as reported on the NYSE Amex (or such other national securities exchange or automated inter-dealer quotation system on which the Shares have been duly listed and approved for quotation and trading) on the relevant date, or if no sale of the Common Stock is reported for such date, the next preceding day for which there is a reported sale.  Because all transactions would take place at the public market price, the Applicant does not believe that such transactions would be significantly different than could be achieved by any stockholder selling in a market transaction.  Moreover, the Applicant's enhanced ability to attract and retain qualified personnel as a result of the adoption of the Plan should benefit all stockholders of the Applicant.

VII.  CONDITIONS
The Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:
1.           The Board will maintain a Committee, none of the members of which will be "interested persons" of the Applicant as defined in the Act.  The Committee will administer the Plan and will be composed of three or more directors of the Applicant who (i) are not "interested persons" of the Applicant, (ii) are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and (iii) are "outside directors" as defined under Section 162(m) of the Code.

2.           The Plan will not be implemented unless it is approved by a majority of the votes cast by stockholders at a meeting called to consider the Plan.  Any amendment to the Plan will be subject to the approval of the Applicant's stockholders to the extent such approval is required by applicable law or regulation or the Board otherwise determines.  Unless terminated or amended, during the fifth year of the Plan (and each fifth year thereafter), the Plan shall be submitted for reapproval to the Applicant's stockholders and all Awards made during that year shall be contingent upon stockholder reapproval.

3.           Awards are not transferable or assignable, except as the Committee will specifically approve to facilitate estate planning or to a beneficiary upon an Eligible Person's death or by will or the laws of descent and distribution.  Awards may also be transferred pursuant to a qualified domestic relations order.

4.           The existence and nature of the Awards granted will be disclosed in accordance with standards or guidelines adopted by the Financial Accounting Standards Board and the requirements of the Commission under Item 402 of Regulation S-K, Item 8 of Schedule 14A under the Exchange Act and Item 18 of Form N-2.  In addition, Central will comply with the disclosure requirements under Item 22 (b) (13) (ii) of Schedule 14A under the Exchange Act, which requires a description of the Plan.

5.           The maximum number of shares of stock available for delivery in connection with Awards under the Plan (other than any Shares issued in payment of dividend equivalents) will be 1,000,000 Shares, subject to adjustment for corporate transactions.

6.           The Board will review the Plan at least annually.  In addition, the Committee periodically will review the potential impact that the grant or vesting of Awards could have on the Applicant's earnings and net asset value per share, such review to take place prior to any decisions to grant Awards, but in no event less frequently than annually.  Adequate procedures and records will be maintained to permit such review, and the Committee will be authorized to take appropriate steps to ensure that neither the grant nor the vesting of Awards would have an effect contrary to the interests of investors in the Applicant.  This will include the authority to prevent or limit the grant of additional Awards.  All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

7.           Awards under the Plan are issuable only to Eligible Persons.  No person will be granted Awards denominated by reference to Shares, or be issued Shares in settlement of Awards not initially denominated by reference to Shares, that in the aggregate exceed 35% of the Shares initially reserved for issuance under the Plan, subject to adjustment under the Plan.  Subject to the immediately preceding limitation, in any thirty-six month period during which the Plan is in effect, no person may be granted

Awards under the Plan relating to more than 250,000 Shares, which amount may be adjusted to reflect certain corporate transactions or events that affect the Applicant's stock.  Grants to Non-employee Directors are limited to those described in condition 8 below.

8.           In each fiscal year, a Non-employee Director will be granted 500 shares of vested Bonus Stock without restrictions, which amount may be adjusted to reflect certain corporate transactions.  At the effective date of any Non-employee Director's initial election to the Board, such Non-employee Director will be granted 500 shares of vested Bonus Stock without restrictions, which amount may be adjusted to reflect certain corporate transactions.

VIII.  ADDITIONAL INFORMATION

The Applicant requests that any questions regarding the Application be directed to William Greason or Kevin C. Smith at Chadbourne & Parke LLP, 30 Rockefeller Plaza, New York, NY 10112, telephone (212) 408-5100.  It is desired that the Order become effective without a hearing pursuant to Rule 0-5 under the Act.

IX.  AUTHORIZATION AND COMPLIANCE WITH RULE 0-2
UNDER THE INVESTMENT COMPANY ACT OF 1940

Pursuant to Rule 0-2(c)(1), the Applicant hereby states that under the provisions of its certificates of incorporation, responsibility for the management of its business affairs is vested in its board of directors and that the board of directors of the Applicant, by resolutions duly adopted and attached hereto as Exhibit B, has authorized the Applicant's officers to prepare, or cause to be prepared, and to execute and file with the Commission this Application.  All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Applicant, have been complied with and the individual who signed and filed this Application is duly and fully authorized to so do.  The verification required by Rule 0-2(d) is attached hereto as Exhibit C.

Dated: June 22, 2011
CENTRAL SECURITIES CORPORATION

By:	/s/ Lawrence P. Vogel
Lawrence P. Vogel
Vice President and Treasurer

EXHIBIT LIST

Exhibit A:	Central Securities Corporation 2011 Incentive Compensation Plan

Exhibit B:	Authorization of Central Securities Corporation

Exhibit C:	Verification of Central Securities Corporation

Exhibit A

CENTRAL SECURITIES CORPORATION

2011 INCENTIVE COMPENSATION PLAN

1.           Purpose.

The purpose of this 2011 Incentive Compensation Plan (the "Plan") is to assist Central Securities Corporation (the "Corporation") in attracting, retaining, motivating and rewarding high-quality executives, employees and non-employee directors who provide services to the Corporation and/or its Subsidiaries (as defined below), enabling such persons to acquire or increase a proprietary interest in the Corporation in order to strengthen the mutuality of interests between such persons and stockholders of the Corporation.  The Plan is also intended to qualify certain compensation awarded under the Plan for tax deductibility under Section 162(m) of the Internal Revenue Code of 1986 to the extent deemed appropriate by the Committee (as defined below).

2.           Definitions.

As used in the Plan, the following words shall have the following meanings:

(a)           "Award" means any award of Restricted Stock, Restricted Stock Units, Cash Awards or Bonus Stock granted to an Eligible Person pursuant to the provisions of the Plan;

(b)           "Award Agreement" means the written agreement evidencing an Award under the Plan;

(c)           "Beneficiary" means the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant's death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof.  If, upon a Participant's death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the Participant's estate;

(d)           "Board of Directors" means the Board of Directors of the Corporation;

(e)           "Bonus Stock" means Common Stock granted to an Eligible Person under Section 6(e) hereof;

(f)           "Cash Award" means an award denominated in cash granted to an Eligible Person under Section 6(d) hereof;

(g)           "Change in Control" means, except as otherwise provided in an Award Agreement, any event that constitutes a "change of control event" (as defined in Final Treasury Regulation Section 1.409A-3(i)(5)) with respect to the Corporation;

(h)           "Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto;

(i)           "Committee" means the Compensation Committee of the Board of Directors, or such other committee of three or more Non-Employee Directors designated by the Board of Directors to administer the Plan; provided, however, that the Committee shall consist solely of three or more directors, each of whom shall not be an "interested person" of the Corporation within the meaning of the Investment Company Act and shall be (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and (ii) an "outside director" as defined under Code Section 162(m) unless administration of the Plan by "outside directors" is not then required in order to qualify for tax deductibility under Code Section 162(m);

(j)           "Common Stock" means common stock, par value $1.00 per share, of the Corporation and such other securities as may be substituted (or resubstituted) for Common Stock pursuant to Section 10(c) hereof;

(k)           "Covered Employee" means an Eligible Person who is a Covered Employee as specified in Section 8(d) of the Plan;

(l)           "Dividend Equivalents" means an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable by the Corporation on one share of Common Stock to stockholders of record, which amount may be awarded in connection with any Award under the Plan while such Award is outstanding or otherwise subject to a restriction period on a like number of shares of Common Stock under such Award;

(m)           "Effective Date" means the date on which the Corporation's stockholders approve the adoption of the Plan;

(n)           "Eligible Persons" means (i) any person, including officers and directors, in the regular employment of the Corporation and/or any Subsidiary on a full-time basis and (ii) for purposes of Awards made pursuant to Section 9 hereof, any Non-Employee Director of the Corporation;

(o)           "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto;

2

(p)           "Fair Market Value" means the mean of the high and low sale prices of Common Stock as reported on the NYSE Amex (or such other national securities exchange or automated inter-dealer quotation system on which the Common Stock has been duly listed and approved for quotation and trading) on the relevant date, or if no sale of the Common Stock is reported for such date, the next preceding day for which there is a reported sale;

(q)           "Investment Company Act" means the Investment Company Act of 1940, as amended from time to time, including rules thereunder and successor provisions and rules thereto;

(r)           "Non-Employee Director" means a director of the Corporation who is not, at the time an Award is to be granted under the Plan, an employee of the Corporation or any of its Subsidiaries;

(s)           "Participant" means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person;

(t)           "Performance Award" means an Award granted to an Eligible Person which is conditioned upon satisfaction, during a period of at least one year but in no event more than ten years, of performance criteria established by the Committee;

(u)           "Restricted Stock" means an award of Common Stock granted to an Eligible Person under Section 6(b) hereof;

(v)           "Restricted Stock Unit" means an award that represents the right to receive Common Stock granted to an Eligible Person under Section 6(c) hereof;

(w)           "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act

(x)           "Section 409A" means Section 409A of the Code; and

(y)           "Subsidiary" means (i) any corporation or other entity in which the Corporation, directly or indirectly, controls 50% or more of the total combined voting power of such corporation or other entity and (ii) any corporation or other entity in which the Corporation has a significant equity interest and which the Committee has determined to be considered a Subsidiary for purposes of the Plan.

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3.           Administration of the Plan.

(a)           Authority of the Committee and the Board of Directors.  The Plan shall be administered by the Committee.  A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all of the members, shall be the acts of the Committee.  The Committee shall approve and recommend to the Board of Directors, and the Board of Directors shall have full and final authority to ratify, in each case subject to and consistent with the provisions of the Plan, Eligible Persons selected to become Participants, grants of Awards, the type, number and other terms and conditions of Awards, and the terms of Award Agreements (which need not be identical for each Participant).  The Committee shall have full and final authority to prescribe rules and regulations for the administration of the Plan, construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein and make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan.

(b)           Manner of Exercise of Committee Authority.  Any action of the Committee (subject to ratification by the Board of Directors if applicable) shall be final, conclusive and binding on all persons, including the Corporation, Participants, Beneficiaries, transferees under Section 10(b) hereof or other persons claiming rights from or through a Participant, and stockholders.  The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.  The Committee may appoint agents to assist it in administering the Plan.

(c)           Limitation of Liability.  The Board of Directors, the Committee and each member thereof shall be entitled, in good faith, to rely or act upon any report or other information furnished to it, him or her by any officer or employee of the Corporation, the Corporation's independent auditors, consultants or any other agents assisting in the administration of the Plan.  Members of the Board of Directors and of the Committee and any officer or employee of the Corporation acting at the direction or on behalf of the Board of Directors or the Committee shall not be personally liable for any action or determination taken or made, or not taken or made, in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Corporation with respect to any such action or determination.

4.           Stock Subject to Plan.

(a)           Overall Number of Shares of Common Stock Available for Delivery.  Subject to adjustment as provided in Section 10(c) hereof, the total number of shares of Common Stock reserved and available for delivery in connection with Awards under the

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Plan (other than any shares of Common Stock issued in payment of Dividend Equivalents) shall be 1,000,000.  Any shares of Common Stock delivered under the Plan shall consist of authorized and unissued shares or treasury shares.

(b)           Application of Limitation to Grants of Awards.  No Award denominated by reference to shares of Common Stock may be granted if the number of shares of Common Stock to be delivered in connection with such Award exceeds the number of shares of Common Stock remaining available for grant under the Plan.  The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of substitute awards) and make adjustments if the number of shares of Common Stock actually delivered differs from the number of shares previously counted in connection with an Award.

(c)           Availability of Shares Not Delivered under Awards.  Shares of Common Stock subject to an Award under the Plan that are canceled, expired, forfeited, settled in cash or otherwise terminated without a delivery of shares to the Participant, plus (i) the number of shares withheld in payment of any taxes relating to any Award and (ii) the number of shares surrendered in payment of any taxes relating to any Award, will again be available for Awards under the Plan, except that if any such shares could not again be available for Awards to a particular Participant under any applicable law or regulation, such shares shall be available exclusively for Awards to Participants who are not subject to such limitation.

5.           Eligibility; Award Limitations.

(a)           Awards may be granted under the Plan only to Eligible Persons.

(b)           Subject to the maximum number of shares of Common Stock available for Awards under the Plan, in any thirty-six month period during which the Plan is in effect, an Eligible Person may not be granted Awards relating to more than 250,000 shares of Common Stock. No Eligible Person may be granted Awards denominated by reference to shares of Common Stock, or be issued shares of Common Stock in settlement of Awards not initially denominated by reference to shares of Common Stock, that in the aggregate exceed 35% of the shares of Common Stock initially available for delivery, as adjusted in accordance with Section 10(c); provided, however, that, for the avoidance of doubt, Cash Awards that are settled in cash shall not count against such limit. The limitations set forth in this Section 5(b) are subject to adjustment as provided in Section 10(c).  Cash Awards are subject to the limitations set forth in Section 6(d)(i) hereof.

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6.           Specific Terms of Awards.

(a)           General.  Awards may be granted on the terms and conditions set forth in this Section 6.  The Committee may impose on any Award or the settlement thereof, at the date of grant in an Award Agreement or thereafter (subject to Section 10(f)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding the treatment of Awards in the event of termination of employment or service on the Board of Directors by the Participant and terms permitting a Participant to make elections relating to his or her Award, to the extent permitted under Section 409A in the case of an Award that provides for a "deferral of compensation" within the meaning of Section 409A.  The Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan, to the extent permitted under Section 409A in the case of an Award that provides for a "deferral of compensation" within the meaning of Section 409A.  Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of the Delaware General Corporation Law, no consideration other than services may be required for the grant (but not the settlement) of any Award.

(b)           Restricted Stock.  Restricted Stock may be granted to Eligible Persons on the following terms and conditions:

(i)           Grant and Restrictions.  Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant in an Award Agreement or thereafter.  Except to the extent restricted under the terms of the Plan and any Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee).  Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Sections 6(b)(ii) and 10(d), restrictions on Restricted Stock will lapse in three equal installments after each of the first, second and third anniversaries of the date of grant, subject to the Participant's continued employment or service with the Corporation.

(ii)           Forfeiture.  Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the

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Corporation during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Corporation; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii)           Certificates for Stock.  Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine.  If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock and that the Corporation retain physical possession of the certificates.  In addition, the Participant shall deliver a stock power to the Corporation, endorsed in blank, relating to the Restricted Stock whether certificated or uncertificated.

(iv)           Dividends, Capital Gains Distributions and Splits.  As a condition to the grant of an Award of Restricted Stock, the Committee may require that any cash dividends or capital gains distributions paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock.  Except as otherwise determined by the Committee, Common Stock distributed in connection with a stock split, stock dividend or capital gains distribution, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Common Stock or other property has been distributed.

(c)           Restricted Stock Units.  Restricted Stock Units may be granted to Eligible Persons on the following terms and conditions:

(i)           Grant and Restrictions.  Restricted Stock Units shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter.  Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Sections 6(c)(ii) and 10(d), the restrictions on Restricted Stock Units will lapse and Common Stock in respect of the Participant's Restricted Stock Units shall be delivered to the Participant in three

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equal installments after each of the first, second and third anniversaries of the date of grant, subject to the Participant's continued employment or service with the Corporation.

(ii)           Forfeiture.  Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Corporation during the applicable restriction period, Restricted Stock Units that are at that time subject to restrictions shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.

(iii)           Dividend Equivalents.  If and to the extent provided for in the applicable Award Agreement, a recipient of Restricted Stock Units may be entitled to receive Dividend Equivalents in respect of such Restricted Stock Units or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock.  Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.

(d)           Cash Awards.  Cash Awards may be granted to Eligible Persons on the following terms and conditions:

(i)           Grant and Restrictions.  A Cash Award shall confer on the Participant to whom it is granted a right to receive cash (subject to the last sentence hereof), the amount of which may be based on the achievement, over a specified period of time, of performance goals.  The amount that may be paid to any one Participant with respect to Cash Awards shall not exceed $3,000,000 with respect to any fiscal year.  Cash Awards may be satisfied in cash, by delivery of the number of shares of Common Stock valued at the Fair Market Value on the payout date (or, in the discretion of the Committee, the day immediately preceding that date), or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(ii)           Forfeiture.  Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Corporation during the applicable performance period, Cash Awards that are at that time subject to restrictions shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine

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in any individual case, that restrictions or forfeiture conditions relating to Cash Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Cash Awards.

(e)           Bonus Stock.

(i)           Grant and Restrictions.  Bonus Stock may be granted to Eligible Persons.  Except as otherwise determined by the Committee and set forth in an Award Agreement, Bonus Stock shall vest immediately and shall not be subject to any restrictions.

(ii)           Certificates for Stock.  Bonus Stock granted under the Plan may be evidenced in such manner as the Committee shall determine.  If certificates representing Bonus Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions, if any, applicable to such Bonus Stock and that the Corporation retain physical possession of the certificates.  In addition, the Committee may require that the Participant deliver a stock power to the Corporation, endorsed in blank, relating to the Bonus Stock whether certificated or uncertificated.

7.           Certain Provisions Applicable to Awards.

(a)           Stand-Alone, Additional and Substitute Awards.  Awards granted under the Plan may be granted either alone or in addition to, or in substitution or exchange for, any other Award or any award granted under another plan of the Corporation, any Subsidiary, or any business entity to be acquired by the Corporation or any Subsidiary, or any other right of a Participant to receive payment from the Corporation or any Subsidiary, to the extent permitted under Section 409A in the case of an Award that provides for a "deferral of compensation" within the meaning of Section 409A.  Such additional and substitute or exchange Awards may be granted at any time.  If an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award.

(b)           Term of Awards.  The term of each Award shall be for such period as may be determined by the Committee.

(c)           Form and Timing of Payment under Awards; Deferrals.  Notwithstanding the terms of the Plan but subject to any applicable Award Agreement, payments to be made by the Corporation upon the settlement of an Award may be made in such forms as

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the Committee shall determine, including, without limitation, cash or Common Stock, and, to the extent permitted by Section 409A, may be made in a single payment or transfer, in installments, or on a deferred basis.  The settlement of any Award may be accelerated, and cash paid in lieu of Common Stock in connection with such settlement, in the discretion of the Committee or upon the occurrence of one or more specified events, to the extent permitted under Section 409A in the case of an Award that provides for a "deferral of compensation" within the meaning of Section 409A.  Installment or deferred payments may be required by the Committee to the extent necessary to qualify payments for deductibility under Code Section 162(m), or permitted at the election of the Participant on terms and conditions established by the Committee in accordance with Section 409A.  Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of other amounts in respect of installment or deferred payments denominated in Common Stock.  Any payments mandatorily deferred by the Committee to qualify such payments for deductibility under Code Section 162(m) shall include a reasonable rate of interest.  Notwithstanding any other provision of the Plan to the contrary, no deferral will be permitted under the Plan if it will result in the Plan becoming an "employee pension benefit plan" under Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is not otherwise exempt under Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.

(d)           Exemptions from Section 16(b) Liability.  It is the intent of the Corporation that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt under Rule 16b-3 (except for transactions acknowledged in writing to be non-exempt by such Participant).  Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 as then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

8.           Performance Awards.

(a)           Performance Conditions.  The right of a Participant to receive a settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee.  The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions; provided, however, that all Performance Awards shall comply with the requirements of Section 8(b) hereof unless the Committee specifically determines at the time of grant that such Award is not intended to qualify as "performance-based compensation" under Code Section 162(m).

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(b)           Performance Awards Granted to Designated Covered Employees.  Unless the Committee determines that a Performance Award is not intended to qualify as "performance-based compensation" for purposes of Code Section 162(m), the settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 8(b).

(i)           Performance Goals Generally.  The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 8(b).  Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain".  The Committee may determine that such Performance Awards shall be settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the settlement of such Performance Awards.  Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(ii)           Business Criteria.  Consistent with the requirements of Code Section 162(m) and regulations thereunder, one or more of the following business criteria for the Corporation, on a consolidated basis, and/or for specified Subsidiaries or business units of the Corporation (except with respect to the total stockholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Performance Awards:  (1) earnings per share; (2) revenues, increase in revenues, the excess of all or a portion of revenues over operating expenses (excluding expenses determined by the Committee at the time performance goals are established); (3) cash flow; (4) cash flow return on investment; (5) return on net assets, return on assets, return on investment, return on capital, return on equity; (6) economic value added; (7) operating margin; (8) net income, pretax earnings, pretax earnings before interest, depreciation, amortization and/or incentive compensation, pretax operating earnings, operating earnings; (9) total stockholder return; (10) performance of managed funds; (11) increase in market share or assets under management; (12) reduction in costs; (13) expense ratios; (14) minimum amount of net assets under management; (15) increase in the Fair Market Value of Common Stock; and (16) any of the above goals as compared to the performance of the Standard & Poor's 500 Stock Index or any other published index deemed applicable by the Committee.

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(iii)           Performance Period; Timing for Establishing Performance Goals.  Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period of at least one year but in no event more than ten years, as specified by the Committee.  Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m).

(iv)           Settlement of Performance Awards; Other Terms.  Settlement of such Performance Awards shall be in cash or Common Stock, or a combination thereof, in the discretion of the Committee.  The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of a Performance Award subject to this Section 8(b).  The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of a performance period or settlement of Performance Awards.

(c)           Written Determinations.  All determinations made by the Committee as to the establishment of performance goals or Performance Awards and as to the achievement of performance goals relating to Performance Awards under Section 8(b) shall be made in writing in the case of any Award intended to qualify under Code Section 162(m).  No Performance Award intended to qualify under Code Section 162(m) shall be paid until the Committee has certified in writing that the applicable performance goals have been achieved.  The Committee may not delegate any responsibility relating to such Performance Awards.

(d)           Status of Section 8(b) Awards under Code Section 162(m).  It is the intent of the Corporation that Performance Awards under Section 8(b) hereof granted to persons who are likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto) shall, if so designated by the Committee, constitute "performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder.  Accordingly, the terms of Sections 8(b), (c) and (d), including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder.  The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean any Eligible Person who receives a Performance Award unless the Committee determines, at the time of grant, that such Award is not intended to qualify as "performance-based compensation" for purposes of Code

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Section 162(m).  If any provision of the Plan as in effect on the date of adoption or any agreements relating to Performance Awards that are designated as intended to comply with Code Section 162(m) does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

9.           Awards to Non-Employee Directors. Immediately following each Annual Meeting of Stockholders, each Non-Employee Director who is elected a director at, or who was previously elected and continues as a director after, that Annual Meeting shall receive an Award of 500 shares of vested Bonus Stock without restrictions, subject to adjustment as provided in Section 10(c). At the effective date of any Non-Employee Director's initial election to the Board of Directors, such Non-Employee Director shall be granted an Award of 500 shares of vested Bonus Stock without restrictions, subject to adjustment as provided in Section 10(c). Such Bonus Stock shall be the same as and subject to the same provisions as are applicable to Bonus Stock that may be awarded pursuant to Section 6(e).

10.           General Provisions.

(a)           Compliance with Legal and Other Requirements.  The Corporation may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Common Stock or payment of other benefits under any Award until completion of such registration or qualification of such Common Stock or other required action under any federal or state law, rule or regulation, listing or other required action with respect to any stock exchange or automated quotation system upon which the Common Stock or other securities of the Corporation are listed or quoted, or compliance with any other obligation of the Corporation, as the Committee may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Common Stock or payment of other benefits in compliance with applicable laws, rules and regulations, listing requirements or other obligations.

(b)           Limits on Transferability; Beneficiaries.  Except as otherwise determined by the Committee, no Award or other right or interest of a Participant under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party (other than the Corporation or a Subsidiary), or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights may be transferred to one or more Beneficiaries or other transferees

13

during the lifetime of the Participant to facilitate estate planning, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any terms and conditions which the Committee may impose thereon and only to the extent permitted under Section 409A in the case of an Award that provides for a "deferral of compensation" within the meaning of Section 409A).  In addition, Awards and other rights may be transferred to one or more transferees during the lifetime of the Participant pursuant to a qualified domestic relations order.  A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c)           Adjustments.  In the event that any dividend, capital gains distribution or other distribution (whether in the form of cash, Common Stock or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Common Stock such that an adjustment is determined by the Committee to be appropriate under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the aggregate number of shares of Common Stock subject to the Plan as set forth in Section 4(a), (ii) the number and kind of shares of Common Stock which may be delivered in connection with Awards granted thereafter, (iii) the number and kind of shares of Common Stock by which per-person Award limitations are measured under Section 5 hereof, (iv) the number and kind of shares of Common Stock subject to or deliverable in respect of outstanding Awards and (v) the exercise price or grant price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award.  In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, as well as acquisitions and dispositions of businesses and assets) affecting the Corporation, any Subsidiary or any business unit, or the financial statements of the Corporation or any Subsidiary or business unit, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee's assessment of the business strategy of the Corporation, any Subsidiary or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant, provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause (i) Awards granted under Section 6 hereof and intended to qualify as "performance-based compensation" under Code

14

Section 162(m) and regulations thereunder to otherwise fail to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder or (ii) Awards that provide for a "deferral of compensation" within the meaning of Section 409A to fail to satisfy the requirements of Section 409A.

(d)           Change in Control.  Notwithstanding any other provision of the Plan, if a Change in Control shall occur, then, unless prior to the occurrence thereof the Board of Directors shall determine otherwise by vote of at least two-thirds of its members, except with respect to previously granted and outstanding Awards subject to Section 409A for which no such determination may be made, (i) all restrictions on all Restricted Stock awarded under the Plan shall forthwith lapse, (ii) all outstanding Restricted Stock Units and Cash Awards shall forthwith be paid in cash or settled by the issuance of Common Stock thereunder and (iii) all Performance Awards shall be paid out as if each performance period had been completed or satisfied and as if achievement of the applicable performance goals was sufficient to enable a payment equal to the maximum amount provided for in the Performance Awards.

(e)           Taxes.  The Corporation is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Common Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Corporation and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award.  This authority shall include authority to withhold or receive Common Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

(f)           Changes to the Plan and Awards.  The Board of Directors may amend, alter, suspend, discontinue or terminate the Plan without the consent of stockholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Corporation's stockholders if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted, and the Board of Directors may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; provided that, subject to Section 10(c), without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award.  The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto to the extent permitted by applicable law and regulations, except as otherwise provided in the Plan; provided that, subject to Section 10(c), without

15

the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award.

(g)           Limitation on Rights Conferred under the Plan.  Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Corporation, (ii) interfering in any way with the right of the Corporation to terminate any Eligible Person's or Participant's employment or service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and employees, or (iv) conferring on a Participant any of the rights of a stockholder of the Corporation unless and until the Participant is duly issued or transferred shares of Common Stock in accordance with the terms of an Award.

(h)           Unfunded Status of Awards, Creation of Trusts.  The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation.  With respect to any payments not yet made to a Participant or obligation to deliver Common Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Corporation; provided that the Committee may authorize the creation of trusts and deposit therein cash, Common Stock, other Awards or other property, or make other arrangements to meet the Corporation's obligations under the Plan.  Such trusts or other arrangements shall be consistent with the "unfunded" status of the Plan except as otherwise determined by the Committee with the consent of each affected Participant.

(i)           Nonexclusivity of the Plan.  Neither the adoption of the Plan by the Board of Directors nor its submission to the stockholders of the Corporation for approval shall be construed as creating any limitations on the power of the Board of Directors or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Code Section 162(m).

(j)           Fractional Shares.  No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award.  The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(k)           Governing Law.  The validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award Agreement shall be determined in accordance with the Delaware General Corporation Law, without giving effect to principles of conflicts of laws, and applicable federal law.

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(l)           Plan Effective Date and Stockholder Approval.  The Plan has been adopted by the Board of Directors, including all of the Non-Employee Directors, and will become effective upon approval of the Plan by the stockholders of the Corporation.  The Plan shall be reviewed by the Board of Directors no less frequently than annually.  The Plan shall remain in effect until all Awards have been settled or terminated under the terms of the Plan and applicable Award Agreements; provided, however, that Awards under the Plan may be granted only within ten (10) years from the Effective Date.

(m)           Compliance with Section 409A.

(i)           The Plan and the Award Agreements are intended to either comply with or be exempt from Section 409A, and, to the maximum extent permitted, the Plan and the Award Agreements shall be interpreted and construed accordingly.  Notwithstanding the foregoing, payments under the Plan and the Award Agreements will be interpreted to be exempt from Section 409A to the maximum extent possible.  The Corporation shall have the discretion and authority to amend the Plan or any Award Agreement at any time to satisfy any requirements of Section 409A or rulings or other guidance published by the U.S. Treasury Department interpreting Section 409A (including, without limitation, correction programs).  Notwithstanding  anything in the Plan or any Award Agreement to the contrary, in no event shall the Corporation, any of its affiliates or its agents, or any member of the Board of Directors have any liability for any taxes imposed in connection with a failure of the Plan or any Award Agreement to comply with Section 409A.

(ii)           For purposes of any provision of the Plan or any Award Agreement that provides for the payment of an amount that is a "deferral of compensation" (within the meaning of Section 409A) upon or as a result of a termination of employment, a termination of employment shall not be deemed to have occurred unless such termination of employment is also a "separation from service" within the meaning of Section 409A.

(iii)           For purposes of any provision of the Plan or any Award Agreement that provides for the payment of an amount that is a "deferral of compensation" (within the meaning of Section 409A) upon or as a result of a termination of employment, then, notwithstanding any other provision in the Plan or any Award Agreement to the contrary, such payment will not be made to an Eligible Person or Participant until the day after the date that is six months following the separation from service date (the "Specified Employee Payment Date"), but only if, as of such separation from service date, such  Eligible Person or Participant is a "specified employee" (as defined under Section 409A and pursuant to any relevant procedures that the Corporation may establish).  For the

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avoidance of doubt, on the Specified Employee Payment Date, the Eligible Person or Participant will be paid in a single lump sum all payments that otherwise would have been made to him or her under the Plan or any Award Agreement during that six-month period but were not because of this paragraph.  This paragraph will not be applicable after the Eligible Person's or Participant's death.

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Exhibit B

AUTHORIZATION OF THE BOARD OF DIRECTORS

OF CENTRAL SECURITIES CORPORATION

RESOLVED, that the establishment by this Corporation of an incentive compensation plan, to be known as the "Central Securities Corporation 2011 Incentive Compensation Plan" (the "Plan"), substantially in the form presented to, and ordered filed with the supporting records for, this meeting, be, and it hereby is, authorized and approved; provided that the effectiveness of the Plan shall be subject to receipt by this Corporation of the Order (as defined below), adoption of the Plan in its final form by the Board of Directors of this Corporation and approval of the Plan by the stockholders of this Corporation; and further

RESOLVED, that the officers of this Corporation be, and each of them hereby is, authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications (the "Application") pursuant to Sections 6(c), 17(d) and 23(c)(3) of the Investment Company Act of 1940 (the "Act") and Rule 17d-1 thereunder, or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders (the "Order"), of exemption from the Act, and any amendments to the Application as may be necessary or appropriate, in each case to permit this Corporation to adopt and operate the Plan, substantially in the form presented to, and ordered filed with the supporting records for, this meeting; and further

RESOLVED, that the officers of this Corporation be, and each of them hereby is, authorized to take such further action, and to make such representations on behalf of this Corporation, in any matters relating to the Application or any amendment thereto as they or any of them may approve as necessary or desirable; and further

RESOLVED, that the officers of this Corporation be, and each of them hereby is, authorized and empowered, in the name and on behalf of this Corporation and under its corporate seal or otherwise, to do or perform, or cause to be done or performed, all such acts, deeds and things, and to make, execute and deliver, or cause to be made, executed or delivered, all such agreements, undertakings, documents, instruments or certificates as such officer or officers may deem necessary or appropriate to effectuate or carry out fully the purpose and intent of the foregoing resolutions.

*   *   *   *   *

I, Marlene A. Krumholz, the duly elected Secretary of Central Securities Corporation, a Delaware corporation, hereby certify the foregoing to be a true copy of the resolution adopted at a meeting of the Board of Directors of the Corporation on December 15, 2010, at which meeting a quorum of the Board was present and voted on the resolution.  I further certify that the said resolution continues in full force and effect.

WITNESS my hand this  22nd  day of  June, 2011.

By:	/s/ Marlene A. Krumholz
Marlene A. Krumholz
Secretary

Exhibit C

VERIFICATION OF CENTRAL SECURITIES CORPORATION

The undersigned states that he has duly executed the attached exemptive order application dated June 22, 2011 for and on behalf of Central Securities Corporation; that he is Vice President and Treasurer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Lawrence P. Vogel
Lawrence P. Vogel
Vice President and Treasurer